Exhibit 99.1

Concord Medical Holds 2017 Annual Meeting of Shareholders

BEIJING, December 21, 2017 /PRNewswire/ -- Concord Medical Services Holdings Limited ("Concord Medical" or the "Company") (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced that it held its 2017 annual general meeting of shareholders on December 21, 2017. Each of the proposals submitted for shareholders’ approval was approved.

Specifically, the shareholders approved:

1. The appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ended December 31, 2016 at a fee agreed by the directors be and is hereby ratified, confirmed and approved in all respects;

2. The appointment of Ernst & Young Hua Ming as independent auditor of the Company for the fiscal year ending December 31, 2017 at a fee agreed by the directors be and is hereby approved; and

3. The financial statements for the fiscal year ended December 31, 2016 contained in the Company's 2016 annual report be and is hereby ratified, confirmed, approved and adopted in all respects.

About Concord Medical

Concord Medical Services Holdings Limited is a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China. As of June 30, 2017, the Company operated a network of 60 centers with 41 hospital partners that spanned 34 cities and 19 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, the Company provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

For more information, please contact:

Concord Medical Services

Ms. Carol TIAN (Chinese and English)

+86 10 5903 6688 (ext. 608)

yuan.tian@ccm.cn